UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AB International Group Corp.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

00083U103

(CUSIP Number)

Alexander Holtermann

AB International Group Corp.

16th Floor, Rich Towers, 2 Blenheim Avenue

Tsim Sha Tsui, Kowloon, Hong Kong (852) 2622-2891

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	Alexander Holtermann

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	Germany

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	27,200,000 SHARES

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	27,200,000 SHARES

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,200,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 18%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on a total of 147,325,000 shares of the Issuer’s common stock outstanding as of August 17, 2018.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of AB International Group Corp., a Nevada Corporation (the "Issuer"), and is being filed by Alexander Holtermann (the “Reporting Person”). The Issuer's current principal executive offices are located at 16th Floor, Rich Towers, 2 Blenheim Avenue Tsim Sha Tsui, Kowloon, Hong Kong.

2

ITEM 2.	IDENTITY AND BACKGROUND

(a) through (c) and (f). This Statement is being filed by Alexander Holtermann (the “Reporting Person”). The business address of the Reporting Person is 16th Floor, Rich Towers, 2 Blenheim Avenue Tsim Sha Tsui, Kowloon, Hong Kong. The Reporting Person is currently employed by the Issuer as the Chief Executive Officer and Director. The Reporting Person is a citizen of Germany.

(d) and (e). During the previous ten (10) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This statement relates to Shares in the Issuer that the Reporting Person has the right to acquire in sixty days. These securities in the Issuer are described as follows:

•	Common Stock in the Issuer totaling 27,200,000.

On August 1, 2018, the Company and Mr. Holtermann entered into an Employment Agreement. The Employment Agreement is for a term of 6 years, and provided for the Company to issue to Mr. Holtermann 20,000,000 shares of the Company’s common stock.

On July 26, 2018, the Company and iCrowdU Inc. represented by Mr. Holtermann entered into an Investment Agreement. Mr. Holtermann has the right to 70% of the consideration under the agreement. The Investment Agreement for the purchase of a portion of his shares in iCrowdU Inc. provided for the Company to issue to Mr. Holtermann 5,600,000 shares of the Company’s common stock.

On May 9, 2018, the Company and Mr. Holtermann entered into a Consultant Agreement. The Consultant Agreement is for a term of 3 years, and provided for the Company to issue to Mr. Holtermann 200,000 shares of the Company’s common stock.

On May 9, 2018, the Company and iCrowdU Inc. represented by Mr. Holtermann entered into an Investor Agreement. Mr. Holtermann has the right to 70% of the consideration under the agreement. The Investor Agreement for the purchase of a portion of his shares in iCrowdU Inc. provided for the Company to issue to Mr. Holtermann 1,400,000 shares of the Company’s common stock.

3

ITEM 4.	PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 27,200,000 shares or 18% of the Issuer’s issued and outstanding common stock as of August 17, 2018.

Except as provided below, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person is currently the beneficial owner of 27,200,000 shares of Common Stock of the Issuer, representing approximately 18% of the Issuer's common stock (based upon 147,325,000 outstanding shares of common stock as of August 17, 2018).

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)	See response by Reporting Person to Item 4, above.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Employment Agreement, dated August 1, 2018, incorporated by reference to the Company’s Form 8-K filed August 7, 2018.

Investment Agreement, dated July 26, 2018, submitted herewith.

Consulting Agreement, dated May 9, 2018, submitted herewith.

Investor Agreement, dated May 9, 2018, submitted herewith.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2018

By: /s/ Alexander Holtermann

Alexander Holtermann

5